Exhibit 2.5

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Plan of Merger”), dated as of February 13, 2006, is by and between NTELOS Merger Corp., a Delaware corporation (“Merger Sub”), and NTELOS Holdings Corp., a Delaware corporation (“Holdings” and, after the Effective Time (as defined below), the “Surviving Corporation”).

This Plan of Merger is intended to effect a recapitalization of Holdings pursuant to Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, through the share exchanges described in paragraph 6 hereof.

The parties hereby prescribe the terms and conditions of merger and the mode of carrying the same into effect as follows:

1. Merger of Merger Sub with and into Holdings. At the Effective Time (as such term is defined in Section 7 hereof), Merger Sub will merge with and into Holdings (the “Merger”), and the separate existence of Merger Sub will cease. Holdings will be the surviving corporation. As a result of the Merger, all of the assets of Merger Sub shall be transferred to Holdings, and Holdings shall assume all of the liabilities and obligations of Merger Sub.

2. Approval of Merger. The Plan of Merger has been authorized and approved by the Board of Directors and stockholders of Holdings and Merger Sub, in accordance with the laws of the State of Delaware.

3. Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be the Restated Certificate of Incorporation attached hereto as Exhibit 1, until thereafter amended as provided therein and by applicable law.

4. Directors and Officers. At the Effective Time, the directors and officers of Holdings shall be the directors and officers of the Surviving Corporation.

5. Bylaws. At the Effective Time, the Amended and Restated Bylaws of Holdings shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by law.

6. Shares. At the Effective Time:

a. Each then issued and outstanding share, and each share then held in the treasury, of the stock of Merger Sub will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled without conversion or issuance of any shares of stock of the Surviving Corporation with respect thereto.

b. Each then issued and outstanding share of Class A Common Stock, par value $.01 per share, of Holdings (the “Class A Common”) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 2.14851359397165 shares of Class B Common Stock, par value $.01 per share, of the Surviving Corporation (the “Class B

Common”). Any shares of Class A Common of Holdings held in treasury shall be cancelled without conversion or issuance of any shares of stock of the Surviving Corporation.

c. Each then issued and outstanding share of Class L Common Stock, par value $.01 per share, of Holdings (the “Class L Common”) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 2.1926613643729400 shares of Class B Common Stock of the Surviving Corporation. Any shares of Class L Common of Holdings held in treasury shall be cancelled without conversion or issuance of any shares of stock of the Surviving Corporation.

d. No fractional shares of Class B Common shall be issued as a result of the conversions provided for in Sections 6.b and 6.c above. In lieu of any fractional shares, the holder of shares of Class A Common or Class L Common, as applicable, whose shares would have converted into a fractional share of Class B Common but for the application of this Section 6.d, shall be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the value of such fractional interest determined based on the initial public offering price of Holdings’ common stock pursuant to Holdings’ initial public offering being consummated in conjunction herewith. Such payment with respect to fractional shares is merely intended to provide a mechanical rounding off of the conversions set forth herein, and is not separately bargained for consideration.

7. Filing, Effective Time. If this Plan of Merger has not been terminated pursuant to Section 8 hereof: (i) this Plan of Merger shall be filed by the parties hereto with the Secretary of State of the State of Delaware in accordance with Delaware law; and (ii) this Plan of Merger shall become effective upon the acceptance of such filing with the Secretary of State of the State of Delaware, and such time is referred to herein as the “Effective Time.”

8. Termination. This Plan of Merger may be terminated and the Merger abandoned by the Boards of Directors of either Holdings or Merger Sub at any time prior to the Effective Time.

9. Tax Matters. This Plan of Merger and the transactions effected hereby are intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation 1.368-2.

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IN WITNESS WHEREOF, the parties hereto have caused this duly approved Agreement and Plan of Merger to be executed by their respective authorized officers as of the 13th day of February, 2006.

NTELOS HOLDINGS CORP.

By:	/s/ Michael B. Moneymaker
Michael B. Moneymaker
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

NTELOS MERGER CORP.

By:	/s/ Michael B. Moneymaker
Michael B. Moneymaker
Executive Vice President, Chief Financial Officer, Secretary and Treasurer